Exhibit 99.1

Dan Titcomb Sues Jaguar Mining and Certain of its Directors for Wrongful Termination. Jaguar to Pursue Counterclaim

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, June 28, 2012 /CNW/ - Jaguar Mining Inc.  (TSX: JAG) (NYSE: JAG) today announced that Daniel Titcomb, the Company's former President and Chief Executive Officer, has filed a lawsuit against the Company and three of its directors in connection with the termination of his employment as the President and Chief Executive Officer of the Company.  Mr. Titcomb was terminated on December 6, 2011.

Among other things, Mr. Titcomb is alleging that his termination occurred as a result of a change of control and is therefore entitled to three years of compensation plus three years of bonus.  He is also claiming an unspecified amount of damages under applicable New Hampshire employment laws.  Jaguar and its directors believe the claim to be without merit, will vigorously defend this lawsuit and will take any steps necessary to protect Jaguar's interests.  Jaguar also intends to proceed with a counterclaim against Mr. Titcomb for, among other things, breaches of his fiduciary duties to the Company prior to his termination.

About Jaguar Mining
Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

CO: Jaguar Mining Inc.

CNW 18:53e 28-JUN-12